Oaktree Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 15, 2014

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Oaktree Funds (the “Trust”)
File Nos. 333-1198731 and 811-22997

Dear Ms. Fettig:

We are responding to the Staff’s comments provided to a representative of U.S. Bancorp Fund Services, LLC on December 10, 2014 with respect to pre-effective amendment no. 1 to the Trust’s Registration Statement (the “Pre-EA No. 1”) filed on behalf of the Trust’s initial series, Oaktree High Yield Bond Fund and Oaktree Emerging Markets Equity Fund (each a “Fund” and together, the “Funds”) and draft seed financial statements. We have addressed all of the Staff’s comments relating to the Funds as indicated below. For your convenience, your comments and headings have been reproduced with responses following each comment.

General

1.	Staff Comment: Input into EDGAR the tickers for each class.

Response: The Trust has completed a SCUPDAT to input tickers for each class.

2.	Staff Comment: File the expense limitation agreement for each fund in a subsequent pre-effective amendment.

Response: The Trust has filed the expense limitation agreement with pre-effective amendment no. 3 to its Registration Statement.

3.
Staff Comment: File seed audit financial statements and the consent of the independent public accounting firm, dated within 5 days of the anticipated effective date of the Trust’s registration statement, in a subsequent pre-effective amendment.

Response: The Trust has filed the seed audit financial statements and the consent of the independent public accounting firm with pre-effective amendment no. 3 to its registration statement.

4.
Staff Comment: Footnote 2 to each Fund’s fee table indicates that the expense limitation agreement will be in effect for two years from its execution date, however, the effect of the agreement is reflected in the expense example for one year only.

Response: The Adviser will contractually agree to an expense limitation arrangement for three years from the execution of the expense limitation agreement. The Trust has revised the footnotes and the expense examples accordingly. In addition, as noted in the Trust’s response to Staff Comment 2, above, the Trust has filed the expense limitation agreement with pre-effective amendment no. 3 to its Registration Statement.

5.
Staff Comment: The fee table for the Emerging Markets Equity Fund indicates that the management fee will be 0.95%, however, the investment advisory contract filed as an exhibit to Pre-EA No. 1 indicates a fee of 0.90%. Please reconcile this discrepancy.

Response: The management fee for the Fund will be 0.95%. The has filed a corrected investment advisory contract with pre-effective amendment no. 3 to its Registration Statement.

Draft Seed Financial Statements

6.	Staff Comment: Please disclose that the organization costs paid by the Adviser are not subject to reimbursement.

Response: The Trust has made the requested revision.

7.	Staff Comment: Revise the language regarding the expense reimbursement in Note 3 to mirror the language in the fee table of the Prospectus.

Response: The Trust has made the requested revision.

8.	Staff Comment: Regarding the offering costs, disclose the amount of costs that have been incurred to date. The seed balance should reflect the deferred offering costs.

Response: The Trust has made the requested revision.

*     *     *     *     *     *

Closing

Concurrently with filing this letter, Trust is filing pre-effective amendment no. 3 to the Trust’s Registration Statement that reflects the changes made in response to comments and other necessary revisions. The Trust acknowledges that the Staff may have additional comments on pre-effective amendment no. 3 to its Registration Statement and will work with the Staff to address such comments.

The Trust does not intend to omit any applicable information from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

The Trust does not expect to submit an exemptive application or no-action request in connection with the registration statement.

In addition, the Trust acknowledges the following:

1.	The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
3.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

4.	The Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

I trust that the above responses and revisions adequately address your comments.  Any changes or applicable undertakings discussed in the responses above are being filed with pre-effective amendment no. 3 to the Trust’s Registration Statement. If you have any additional questions or require further information, please contact Alia Vasquez at (414) 765-6620.

Very truly yours,

/s/ John Sweeney
John, Sweeney, President
Oaktree Funds

CC:          Barry Barbash, Esq., Willkie Farr & Gallagher LLP
James  Silk, Esq., Willkie Farr & Gallagher LLP
Joe Riley, Esq., Willkie Farr & Gallagher LLP
Elliot Gluck Esq., Willkie Farr & Gallagher LLP
Katie McGavin Esq., Willkie Farr & Gallagher LLP

Martin Boskovich, Esq., Oaktree Funds
Philip McDermott, Esq., Oaktree Funds
Jamie Toothman, Esq., Oaktree Funds